UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Far Point Acquisition Corporation
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
30734W208
(CUSIP Number)
Joshua L. Targoff
Third Point LLC
390 Park Avenue, 19th Floor
New York, NY 10022
(212) 715-3880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30734W208

1	NAME OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,692,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,692,500 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,692,500 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30734W208

1	NAME OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,692,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,692,500 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,692,500 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 30734W208

1	NAME OF REPORTING PERSONS Far Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,692,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,692,500 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,692,500 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30734W208

1	NAME OF REPORTING PERSONS Cloudbreak Aggregator LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,692,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,692,500 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,692,500 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 30734W208

1	NAME OF REPORTING PERSONS David W. Bonanno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,700
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,700
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on June 25, 2018 (the “Initial Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”). Except as set forth herein, the Initial Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Initial Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended and supplemented by inserting the following as a new paragraph after the paragraph entitled “Forward Purchase Shares” in Item 4:

On January 16, 2020, the Issuer entered into that certain Merger Agreement (as defined in the Current Report on Form 8-K filed by the Issuer with the SEC on January 16, 2020, as amended (the “Transaction 8-K”)) as part of a proposed Business Combination (as defined in Transaction 8-K).
Voting and Support Agreement
Concurrently with the execution of the Merger Agreement, the Issuer entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with the Sponsor, Third Point Ventures LLC (together with the Sponsor, the “FPAC Shareholders”), Global Blue Group Holding AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law, with its registered office in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland (“New Global Blue”), Global Blue Group AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law, with its registered office in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland (“Global Blue”) and SL Globetrotter, L.P., a Cayman Islands exempted limited partnership (“Globetrotter”), pursuant to, and on the terms and subject to the conditions of which, each FPAC Shareholder has unconditionally and irrevocably agreed among other things to vote its shares of the Issuer (representing approximately 25% of the outstanding shares), and take certain other actions, in support of the Business Combination.

Additionally, certain affiliates of the Reporting Persons have entered into share purchase and contribution agreements (the  “Share Purchase and Contribution Agreements”) pursuant to which such affiliates have committed to purchase for an aggregate purchase price of $100 million ordinary shares of Global Blue (for $10 per share) from Globetrotter (and Cayman Holdings) and immediately contribute such Global Blue shares to New Global Blue for the subsequent issue of New Global Blue ordinary shares.  This investment will be consummated concurrently with the closing of the transactions contemplated by the Merger Agreement.

The foregoing descriptions of the Voting and Support Agreement and Share Purchase and Contribution Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D and incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The descriptions of the Voting and Support Agreement and the Share Purchase and Contribution Agreements in Item 4 are hereby incorporated into this Item 6 by reference. Copies of the Voting and Support Agreement and Share Purchase and Contribution Agreements are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit Number	Description of Exhibits

10
Voting and Support Agreement, dated January 16, 2020, by and among Far Point Acquisition Corporation, Global Blue Group AG, SL Globetrotter, L.P., Global Blue Group Holding AG, Far Point LLC and Third Point Ventures LLC (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on January 16, 2020, as amended (File No. 001-38521).

11
Share Purchase and Contribution Agreement, dated as of January  16, 2020, by and among Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Partners Qualified L.P., Third Point Partners L.P. and Third Point Enhanced L.P., Global Blue Group Holding AG, Global Blue Holding L.P. and Far Point Acquisition Corporation (solely for purposes of Section 7 and Sections 14.a, 14.d, and 14.m therein) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on January 16, 2020, as amended (File No. 001-38521).

12
Share Purchase and Contribution Agreement, dated as of January  16, 2020, by and among Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Partners Qualified L.P., Third Point Partners L.P. and Third Point Enhanced L.P., Global Blue Group Holding AG, Global Blue Holding L.P. and Far Point Acquisition Corporation (solely for purposes of Section 7 and Sections 14.a, 14.d, and 14.m therein) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on January 16, 2020, as amended (File No. 001-38521).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

Date: January 21, 2020
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

Date: January 21, 2020
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

CLOUDBREAK AGGREGATOR LP

By: Third Point LLC, its investment manager

By: Daniel S. Loeb, Chief Executive Officer

Date: January 21, 2020
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

FAR POINT LLC

By: Cloudbreak Aggregator LP, its managing member

By: Third Point LLC, its investment manager

By: Daniel S. Loeb, Chief Executive Officer

Date: January 21, 2020
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DAVID W. BONANNO

Date: January 21, 2020
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact